UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE SECOND QUARTER 2008

Guadalajara, Jalisco, Mexico, July 25, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the quarter ended June 30, 2008. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards. All peso amounts are presented in nominal pesos as of June 30, 2008, except for the figures for the second quarter 2007, which are expressed in constant pesos as of December 31, 2007, according to changes in Financial Reporting Standards (NIF) B-10 “Effects of Inflation”.

Highlights for 2Q08 vs. 2Q07:

•	Revenues increased 1.0% (Ps. 8.8 million), mainly due to a Ps. 11.6 million (6.7%) increase in non-aeronautical revenues.

•

Revenues from non-aeronautical services principally rose due to a 25.8% increase in vehicle parking services, while aeronautical revenues declined due to a 4.7% decrease in passenger charges, despite passenger traffic that fell 3.6% and a 3.4% decline in workload units (WLUs).[1]

•

Cost of services increased 19.1%; as a percentage of revenues it increased 430 basis points and rose Ps. 7.8 per WLU, from Ps. 33.8 in the second quarter of 2007 to Ps. 41.6 in the second quarter of 2008.

•	As a result of the increase in revenues, the cost of government concession taxes increased 1.0% and the technical assistance fee decreased 4.6%.

•	Operating income decreased 9.6%.

•	Adjusted EBITDA[2] decreased 5.2%.

•

Net income increased 10.4%, or Ps. 30.0 million, despite the decline in operating margin, mainly due to the 63.3% decrease in income taxes compared to the second quarter of 2007. The decrease in income taxes was principally due to the decrease of deferred income tax, due to changes in NIF B-10 “Effects of Inflation”.

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

2 We define adjusted EBITDA as operating income plus depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that ADJUSTED EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. ADJUSTED EBITDA is not defined under U.S. GAAP, and may be calculated differently by different companies.

       For further information please visit: www.aeropuertos gap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the second quarter 2008, the Company reported a 3.6% decrease in total terminal passengers. The decline was driven by a 5.0% decrease in the number of domestic terminal passengers, and a 0.6% decrease in the number of international terminal passengers.

During the second quarter 2008 domestic passenger traffic experienced a net decline of 197.7 thousand passengers compared to the second quarter of 2007.

It is worth noting that domestic passenger traffic increased at the airports of Guadalajara with 58.1 thousand additional passengers, Los Cabos with 30.8 thousand additional passengers, Puerto Vallarta with 24.1 thousand additional passengers, Hermosillo with 14.5 thousand additional passengers and Manzanillo with 0.2 thousand additional passengers (for a total increase of 127.7 thousand passengers at these airports).

In the case of the Guadalajara airport, the rise in traffic was mainly driven by the increase of passengers on routes to Monterrey, Toluca, Cancún, Los Cabos, Culiacán, Puebla, Mexico City and Hermosillo. With respect to Los Cabos, the increase was due to the increase in passengers on the routes to Guadalajara and Tijuana.

The increase at the Puerto Vallarta airport was due to the increase in passengers on routes to Toluca and Monterrey, derived from the operations of Interjet and Volaris in the case of Toluca and VivaAerobus in the case of Monterrey. The increase at the Hermosillo airport was due to the increase in passengers on the routes to Guadalajara, Tijuana, Toluca, Puebla, Culiacán, Mexicali, Mexico City, Chihuahua and Cuidad Obregón.

On the other hand, there was a decrease of 325.6 thousand passengers at the airports of Tijuana with 183.5 thousand passengers, La Paz with 40.9 thousand passengers, Guanajuato with 38.7 thousand passengers, Mexicali with 25.2 thousand passengers, Los Mochis with 17.3 thousand passengers, Morelia with 11.6 thousand passengers and Aguascalientes with 8.4 thousand passengers.

In the case of the Tijuana airport, the reduction in traffic was mainly due to the decrease of passengers on the routes to Guadalajara, Mexico City, Guanajuato, Monterrey, Morelia, La Paz, Uruapan, Culiacán and Los Mochis. These declines were strongly influenced by the reduction in operations of AVIACSA, Aeroméxico, Mexicana, Avolar and Aerocalifornia on routes to and from the previously-mentioned destinations.

With respect to the La Paz airport, the traffic reduction was mainly due to the decrease in traffic on the routes to Tijuana, Mazatlán, Hermosillo, Guadalajara and Culiacán and was due in part to the exit of Avolar and Aeroméxico from those routes.

In the case of the Guanajuato airport, the decline in domestic traffic was principally due to the reduction in traffic on the routes to Tijuana, Monterrey, Toluca, Mexico City, Cancún, Morelia and Puerto Vallarta. The decline in Tijuana is explained by the decision of some price-sensitive passengers in 2007 to travel to Southern California via Tijuana due to discounts that are no longer being offered, and who in 2008, are traveling directly to the United States. In

GAP 2Q08	Page 2 of 19

addition, the reduction in Toluca traffic was due to Volaris ceasing the operation of the Guanajuato to Toluca route. In the cases of the Mexico City and Monterrey routes, the decline is largely due to AVIACSA’s decision to cease operations at the Guanajuato airport as of May 12, 2008.

The decline in domestic passenger traffic at the Mexicali airport was mainly due to the decreases in passengers on the routes to and from Mexico City, Guadalajara and Monterrey, largely due to AVIACSA’s decision to cease operations at the Mexicali airport as of May 12, 2008 which caused reductions in the Mexico City and Guadalajara routes, and to VivaAerobus’s decision to cease operating its Monterrey route in November 2007.

With respect to the Los Mochis airport, the decrease was caused by the decline in traffic on the routes to and from Mexico City, Tijuana, Guadalajara and Hermosillo, mainly due to a reduction in operations at this airport by Aeroméxico Connect and Aerocalifornia.

The decline at the Morelia airport was mainly due to the exit of AVIACSA from this airport, as well as the reduction in operations from Aeroméxico and VivaAerobus compared to the previous year.

In addition, during 2Q08 the low-cost carriers (LCC’s) transported a total of 1.72 million domestic passengers (45.72% of total domestic traffic) at GAP’s 12 airports. As of June 30, 2008, the six LCC’s operated 878 weekly frequencies and 60 routes, a decline of 166 weekly frequencies and eight routes compared to 1Q08.

International passenger traffic experienced a net decrease of 10.9 thousand passengers during the second quarter 2008, compared to the same period 2007.

It is worth noting that international passenger traffic increased at the airports of Puerto Vallarta with 34.6 thousand additional passengers, Hermosillo with 2.6 thousand additional passengers, Los Mochis with 0.7 thousand additional passengers and Tijuana with 0.5 thousand additional passengers (representing a combined increase of 38.4 thousand passengers).

The increase at the Puerto Vallarta airport was mainly due to an increase in passengers traveling to Los Angeles, Phoenix, Denver, Atlanta, Dallas, Houston, San Francisco, Vancouver, Calgary, Minneapolis, Oklahoma, Newark, Seattle and Montreal.

On the other hand, there was a decrease of 49.4 thousand international passengers at the airports of Guadalajara with 20.6 thousand fewer passengers, Los Cabos with 8.9 thousand fewer passengers, Morelia with 8.1 thousand fewer passengers, Aguascalientes with 5.4 thousand fewer passengers, Manzanillo with 3.3 thousand fewer passengers, Guanajuato with 2.4 thousand fewer passengers and La Paz with 0.8 thousand fewer passengers.

The decrease at the Guadalajara airport was due to a reduction in traffic on routes to Chicago (Midway), operated by ATA, which suspended operations on April 4, 2008 due to financial difficulties.

GAP 2Q08	Page 3 of 19

In the case of the Los Cabos airport, the decrease in international traffic was primarily due to a reduction in traffic to and from California, Seattle, Chicago, Salt Lake City, Minneapolis, Denver and Dallas.

At the Morelia airport, the decrease was mainly due to the decline on routes to Chicago and Houston. The reduction in international traffic at the Aguascalientes airport was primarily due to the decrease in passengers on routes to and from Los Angeles.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 2Q08	Page 4 of 19

Total Terminal Passengers (in thousands):

During 2Q08, AVIACSA ceased operations at the Mexicali, Guanajuato and Morelia airports, while Click/Mexicana ceased operations at the airports of Aguascalientes and Aeroméxico ceased operations at the La Paz airport, with some of its former routes substituted by Aeroméxico Connect.

Delta has announced the indefinite cancellation of flights at the La Paz, Los Mochis, Manzanillo and Guanajuato airports. American Airlines announced the decrease of frequencies of the Guadalajara-Dallas route. Frontier Airlines, which on April 11, 2008 declared bankruptcy under Chapter 11 in the United States, has significantly reduced operations at the Puerto Vallarta and Los Cabos airports, lowering monthly operations during June at Puerto Vallarta from 37 to 23 operations and from 90 to 20 operations at the Los Cabos airport.

2Q08 Consolidated Results

Revenues for the second quarter 2008 increased Ps. 8.8 million, or 1.0%, as compared to the second quarter 2007. This increase, from Ps. 873.9 million in 2Q07 to Ps. 882.7 million in 2Q08, was mainly due to:

- Aeronautical services revenues, decreased 0.4%, or Ps. 2.8 million, compared to the second quarter 2007, mainly due to passenger charges, which decreased Ps. 28.5 million. A 3.6% reduction in total terminal passengers and 3.4% in WLU’s was offset by an increase in passenger traffic at the airports with the second and third-highest maximum tariffs: Los Cabos, with 7.9% additional passengers and Puerto Vallarta, with 2.9% additional passengers (58.6 thousand passengers and 21.9 thousand passengers, respectively). To a lesser extent the decline was also due to the decrease in the peso-U.S. dollar exchange rate for international tariffs. Additionally, the decline in aeronautical revenues was slightly lower compared to the passenger decrease; this is mainly due to the fact that tariffs on

GAP 2Q08	Page 5 of 19

airplanes did not decline proportionally with passenger charges. Instead, there was an increase in airplane landing and parking fees, together representing an increase of Ps. 28.1 million and offsetting the reduction in passenger charges. The remainder of aeronautical services revenues remained virtually unchanged.

- Non-aeronautical services revenues increased 6.7%, or Ps. 11.6 million, when compared to the second quarter 2007, from Ps. 29.4 to Ps. 32.5 per passenger. The line items that drove this growth were revenues from parking, advertising, financial services, the leasing of space to time-share developers, car rentals and the leasing of food and beverage spaces. These led to an overall increase in commercial revenues of Ps. 12.3 million, representing 106% of the increase in non-aeronautical services. Revenues from vehicle parking services represented the largest increase (Ps. 8.6 million, or 26%) when compared to 2Q07, mainly due to the operation of the Tijuana parking facility since January 2008.

Total operating costs and expenses increased 13.8%, or Ps. 39.3 million, when compared to 2Q07, primarily due to the following:

➢	Cost of services increased 19.1% when compared to 2Q07, mainly due to the following:

• Employee costs decreased Ps. 3.5 million, or 3.8%, when compared to 2Q07. This was due to one less work day during the second quarter of 2008 as well as a decline in overtime payments during the 2Q08.

• Maintenance costs decreased Ps. 1.5 million, a decline of 4.0% when compared to 2Q07, mainly due to tighter expense control of this line item, without compromising the quality of service.

• The security and insurance line-item increased Ps. 1.1 million, or 4.1% during 2Q08, mainly as a result of expenses due to additional check point security.

• Service costs increased Ps. 7.0 million, or 30.2%.  The principal expense was the cost of electricity due to the growth in terminal space, as well as the increase in electricity tariffs.

• Other operating costs increased Ps. 37.2 million. This was mainly the result of a provision of Ps. 20.3 million for doubtful accounts relating to passenger charges. The rest of the increase was due to Ps. 2.8 million in leasing expenses for “Common Use Terminal Equipment” (CUTE), as well as one-time consulting fees of Ps. 7.0 million related to the corporate restructuring, financial statement auditing fees of Ps. 1.3 million and costs related to parking management of Ps. 2.1 million.

➢	As a result of higher revenues for the period, government concession fees increased 1.0%.

➢	Technical assistance fees decreased 4.6% during 2Q08 due to the Company’s lower revenues, compared to higher operating costs at the airports.

GAP 2Q08	Page 6 of 19

The Company’s operating margin decreased 480 basis points, from 45.9% in 2Q07 to 41.1% in 2Q08, primarily due to lower revenues and an increase in expenses. Adjusted EBITDA margin declined 410 basis points, from 67.3% in 2Q07 to 63.2% in 2Q08.

The comprehensive financing result decreased 47.3% in 2Q08, from Ps. 23.3 million to Ps. 12.3 million. This resulted mainly from interest payments on bank loans of Ps. 11.4 million, as well as charges due to changes in the U.S. dollar exchange rate of Ps. 5.0 million, offset by a Ps. 4.1 million gain from implicit derivatives. The Company did not recognize an effect on its monetary position for 2Q08, while in 2Q07, the Company had a monetary loss of Ps. 4.3 million, as a consequence of NIF B-10 “Effects of Inflation”, which since January 2008 does not recognize the effects of inflation on financial information, except under certain conditions that have not been applicable.

Net income rose Ps. 30.0 million, or 10.4%, when compared to 2Q07. Income before taxes decreased Ps. 58.0 million or 13.6% during the 2Q08, mainly due to the decrease in operating income.

The changes in NIF B-10 affect the deferred tax calculation, since the accounting values of the Company’s fixed and deferred assets no longer recognize the effects of inflation. However, the tax values of the same assets continue to recognize inflation, as required by NIF D-4 “Taxes on income,” generating a positive effect for the Company with respect to the deferred asset tax of approximately Ps. 52.0 million, which is recognized in 2Q08 results as a reduction of taxes during the period. However, this immediate benefit will be reversed over time, until it becomes a tax increase, unless economic circumstances change or the income tax law with respect to recognition of the effects of inflation is modified.

The effective tax rate for the Company was 13.8% in 2Q08, derived from the aforementioned effect of the deferred income tax.  Without this benefit, the effective tax rate would have been 28.0%.

GAP 2Q08	Page 7 of 19

Summary of Consolidated Results for 2Q08 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.3035 per U.S. dollar (the U.S. Federal Reserve noon buying rate at June 30, 2008).

Other Important Data for 2Q08 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q08	Page 8 of 19

Operating Costs / Costs for the Second Quarter of 2008 (in thousands of pesos):

1H08 Consolidated Results

Revenues for the first half of 2008 increased by Ps. 119.1 million, or 7.0% as compared to the first half of 2007. This increase from Ps. 1,713.9 million to Ps. 1,833.0 million was mainly due to the following:

-	Aeronautical services revenues increased by Ps. 78.2 million, or 5.6%, with respect to the first half of 2007. The increase was mainly generated by the 3.8% increase in passenger traffic, which drove the increase in revenues from passenger charges, which increased by Ps. 50.2 million (representing 64.3% of the increase in aeronautical services revenues). The greater increase in aeronautical revenues compared to the increase in passenger traffic was due to 9.4% higher traffic at Los Cabos, (138.8 thousand additional passengers) and 11.0% higher traffic at Puerto Vallarta (189.4 thousand additional passengers). These airports have the second and third highest maximum tariff per passenger. In addition to the increase in revenues from passenger charges, landing and parking fees grew by a combined Ps. 29.1 million (representing 37.2% of the increase in aeronautical service revenue). All other aeronautical services decreased slightly.

-

Non-aeronautical services revenues increased by 12.5%, or Ps. 40.9 million, compared to the first half of 2007. Revenues from vehicle parking services, leasing of commercial spaces, leasing of car rental space, leasing of food and beverage spaces and leasing of commercial spaces and advertising drove the Ps. 41.4 million increase in commercial revenues, representing 101.2% of the increase in non-aeronautical service revenues and 34.7% of the increase in total revenues. Revenues from parking posted the largest increase among non-aeronautical services, with an increase of 19.3% as a result of the Tijuana parking facility which has been operated by the Company since January 2008. Growth in the other business lines was driven mainly by the initiation of operations for the satellite terminal in Puerto Vallarta as well as Terminal 2 at the Guadalajara airport.

GAP 2Q08	Page 9 of 19

Total operating costs and expenses increased 13.8% during the first half of 2008, an increase of primarily as a result of the following:

➢	Cost of services increased by 17.0%, mainly due to the following:

• Employee costs increased by Ps. 4.2 million, or 2.5%, mainly due to a Ps. 2.3 million rise in salaries and wages, as well as a Ps. 2.1 million increase in provisions for labor obligations, which stemmed primarily from the corporate restructuring that took place at the beginning of the year.

• Maintenance costs increased by Ps. 6.5 million, or 10.4%, as a result of the growth in our infrastructure, and mainly due to the launch and maintenance of “Common Use Terminal Equipment” (CUTE), which optimizes the use of our space to provide better service to passengers.

• Security and insurance costs increased Ps. 3.2 million, 6.1% higher than the first half of 2007; the main cost was for additional security at inspection points.

• Service costs increased by Ps. 9.5 million, or 22.9%, mainly as a result of higher electricity consumption due to expansions to our infrastructure, as well as rising electricity rates.

• Other operating costs increased by Ps. 41.4 million, stemming mainly from the Ps. 20.3 million provision for allowance of doubtful accounts relating to passenger charges, Ps. 4.6 million in leasing costs for (CUTE), one-time consulting fees related to the corporate restructure for Ps. 7.0 million, consulting fees for new business development for Ps. 2.6 million, Asset Tax refund for the smaller airports for Ps. 1.8 million and Ps. 1.7 million paid for the management of parking.

➢	As a result of the higher revenues for the period, government concession fees increased 7.0%.

➢	Lastly, the technical assistance fees increased 4.0% due to the Company’s higher revenues, which were offset by increases in operating costs at various airports.

The Company’s operating margin for the first half of 2008 declined 150 basis points, from 47.5% in the first half of 2007 to 46.0% in the first half of 2008. This decrease was primarily a result of a higher rate of increase in operating expenses than revenues. The EBITDA margin declined 200 basis points, from 69.1% in the first half of 2007 to 67.1% in the first half of 2008.

The integral cost of financing improved 28.0% in the first half of 2008, from a benefit of Ps. 31.3 million to a benefit of Ps. 40.1 million.  This improvement resulted mainly from the change in inflation accounting in accordance with changes in NIF B-10. Accordingly, the Company did not recognize an effect on its monetary position due to inflation in the first half of 2008, while in the first half of 2007 the Company had a loss of Ps. 12.3 million.

Net income increased Ps. 178.0 million, or 31.0%, in the first half of 2008 as compared with the first half of 2007. Income before taxes increased Ps. 32.1 million, or 3.8%, mainly due to the increase in operating income.

GAP 2Q08	Page 10 of 19

The effective tax rate during the first half of 2007 was 32.3% whereas in the first half of 2008 it was 14.6% as a result of the deferred income tax stemming from changes in NIF B-10, which caused a Ps. 113.6 million tax reduction.  Without this benefit, the effective tax rate would have been 27.5%.

Summary of Consolidated Results for 1H08 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.3035 per U.S. dollar (the U.S. Federal

Reserve noon buying rate at June 30, 2008).

Other Important Data for 1H08 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 2Q08	Page 11 of 19

Operating Costs / Expenses for 1H08 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per WLU at each airport.

Regulated revenues for the second quarter of 2008 were Ps. 699.0 million, resulting in an average rate per WLU of Ps. 115.7. Regulated revenues accounted for 79.2% of total revenues for the quarter.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; to date, they have notified the Company that it complied for 2006, and while the review for 2007 compliance began in March 2008, the final notification of compliance for 2007 is pending.

Balance Sheet

At the close of the second quarter of 2008, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,524.2 million, of which Ps. 516.4 million are derived from the unused balance of a bank loan received by some of the Company’s airports for payment of the Master Development Plan.

Despite the fact that current economic conditions for the airport industry are not optimal, for 2008 the Company will maintain its dividend policy and will continue with the Master Development Plan.

At the close of the second quarter 2008, the Company’s principal assets consisted of the concessions, with a balance of Ps. 17,404.2 million, rights to use airport facilities with a balance of Ps.  2,333.6 million, improvements to concessions, net, for Ps. 2,931.9 million and fixed assets of Ps. 314.0 million. These represented approximately 63.0%, 8.5%, 10.6% and 1.1% of total assets, respectively.

GAP 2Q08	Page 12 of 19

The asset “Deferred income taxes” increased by Ps. 461.7 million for the second quarter of 2008 compared to the same quarter of 2007, principally due to the Ps. 354.9 million increase in the deferred income tax reported in the fourth quarter of 2007 which resulted from recognition of the recoverable asset tax owed under the flat rate business tax (Impuesto Empresarial a Tasa Única), a benefit not recognized in the second quarter of 2007, and also due to the Ps. 113.6 million benefit arising from the change in NIF B-10.

CAPEX

Beginning in the first quarter of 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. For the first half of 2008, the Company invested a total of Ps. 141.8 million.

GAP 2Q08	Page 13 of 19

Recent Events

In April 2008, the Company’s Board of Directors approved the modification of the reserve allowance for doubtful accounts to include passenger charges receivables, whose payment is considerably late and under certain circumstances, would be considered a recovery risk for the Company. Currently, the amount for this reserve is 3.2% of the total portfolio, representing an amount of Ps. 23.8 million.

At the Company’s Shareholder Meeting on April 28, 2008, shareholders approved as a maximum total amount of capital to be used for the repurchase of shares Ps. 55.0 million. During July, 2008, GAP began with repurchase operations, to date, the Company has repurchased a total of 320,000 ordinary shares.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 2Q08	Page 14 of 19

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q07	2Q08	Change	1H07	1H08	Change
Guadalajara						
Aeronautical services	226,743	237,613	4.8%	435,069	475,815	9.4%
Non aeronautical services	59,854	60,566	1.2%	111,016	117,809	6.1%
Total Revenues	286,597	298,179	4.0%	546,085	593,624	8.7%
Operating income	153,001	140,335	-8.3%	289,969	313,605	8.2%
EBITDA	210,893	202,842	-3.8%	403,878	433,938	7.4%
Tijuana						
Aeronautical services	107,961	94,393	-12.6%	202,299	195,259	-3.5%
Non aeronautical services	13,165	24,815	88.5%	25,685	49,722	93.6%
Total Revenues	121,125	119,207	-1.6%	227,984	244981	7.5%
Operating income	45,124	25,802	-42.8%	83,431	81,301	-2.6%
EBITDA	79,189	60,089	-24.1%	151,390	149,580	-1.2%
Puerto Vallarta						
Aeronautical services	98,973	109,781	10.9%	230,063	260,051	13.0%
Non aeronautical services	29,056	31,759	9.3%	57,279	64926	13.3%
Total Revenues	128,029	141,540	10.6%	287,342	324977	13.1%
Operating income	67,134	65,021	-3.1%	167,481	187,417	11.9%
EBITDA	92,551	92,231	-0.3%	218,304	240,098	10.0%
Los Cabos						
Aeronautical services	104,796	110,909	5.8%	206,203	229,325	11.2%
Non aeronautical services	40,241	38,679	-3.9%	77,033	77,557	0.7%
Total Revenues	145,038	149,588	3.1%	283,236	306,882	8.3%
Operating income	96,419	90,013	-6.6%	189,621	199,332	5.1%
EBITDA	113,423	108,841	-4.0%	223,181	235,714	5.6%
Hermosillo						
Aeronautical services	32,821	35,738	8.9%	63,923	69,804	9.2%
Non aeronautical services	6,299	6,089	-3.3%	11,749	12,106	3.0%
Total Revenues	39,120	41,827	6.9%	75,671	81,910	8.2%
Operating income	10,821	6,997	-35.3%	22,614	23,046	1.9%
EBITDA	21,355	17,126	-19.8%	42,961	43,224	0.6%
Guanajuato						
Aeronautical services	40,100	35,944	-10.4%	78,359	74,422	-5.0%
Non aeronautical services	8,140	7,838	-3.7%	14,636	16,461	12.5%
Total Revenues	48,240	43,783	-9.2%	92,995	90,883	-2.3%
Operating income	20,638	8,799	-57.4%	41,904	33,188	-20.8%
EBITDA	29,991	18,064	-39.8%	60,513	51,662	-14.6%
Other (1)						
Aeronautical services	90,402	74,574	-17.5%	171,352	160,830	-6.1%
Non aeronautical services	15,357	13,972	-9.0%	29,229	28,960	-0.9%
Total Revenues	105,759	88,546	-16.3%	200,580	189,790	-5.4%
Operating income	12,338	- 27,947	-326.5%	26,569	- 700	-102.6%
EBITDA	44524	2,548	-94.3%	89,191	60,113	-32.6%
Total						
Aeronautical services	701,796	698,952	-0.4%	1,387,267	1,465,505	5.6%
Non aeronautical services	172,111	183,717	6.7%	326,626	367,541	12.5%
Total Revenues	873907	882,669	1.0%	1,713,893	1,833046	7.0%
Operating income	405,475	309,020	-23.8%	821,590	837,190	1.9%
EBITDA	591,926	501,740	-15.2%	1,189,418	1,214329	2.1%

(1) Others includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 2Q08	Page 15 of 19

Exhibit B: Consolidated Balance Sheet as of June 30, (in thousands of pesos):

2007	2008	Change	%
Assets				
Current assets				
Cash and temporary investments	592,215	1,235,056	642,841	108.5%
Financial investments held for trading purposes - net	249,018	289,111	40,093	16.1%
Accounts receivable - net	491,611	601,848	110,237	22.4%
Other current assets	282,615	368,185	85,570	30.3%
Total current assets	1,615,459	2,494,200	878,741	54.4%
Fixed assets - net	306,035	314,008	7,973	2.6%
Improvements to concessions - net	2,232,327	2,931,921	699,594	31.3%
Airport concessions - net	17,835,749	17,404,239	- 431,510	-2.4%
Rights to use airport facilities - net	2,433,574	2,333,590	- 99,984	-4.1%
Other acquired rights	872,961	845,673	- 27,288	-3.1%
Deferred income taxes	696,994	1,158,649	461,655	66.2%
Other assets	246,265	62,555	- 183,710	-74.6%
Total assets	**26,239,364**	**27,544,835**	**1,305,471**	**5.0%**
Liabilities and stockholders' equity				
Current liabilities	632,907	758,225	125,318	19.8%
Long-term liabilities	73,406	794,745	721,339	982.7%
Total liabilities	**706,313**	**1,552,970**	**846,657**	**119.9%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	225,082	295,223	70,141	31.2%
Consolidated net income	574,305	752,301	177,996	31.0%
Retained earnings	389,187	599,865	210,678	54.1%
Total Stockholders'	25,533,050	25,991,865	458,815	1.8%
Total liabilities and stockholders' equity	**26,239,364**	**27,544,835**	**1,305,471**	**5.0%**

Note: These financial statements should be interpreted in light of the changes to NIFs described in the 2008 first quarter results under the heading “Recent Events”.

GAP 2Q08	Page 16 of 19

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

2Q07	1H07
Operating activities		
Consolidated net income	287,984	574,305
Depreciation and amortization	187,796	370,528
Provision for seniority premiums	2,302	4,713
Loss (gain) from embedded derivatives	-4,399	-4,816
Contingent liabilities	-	-
Deferred income taxes	35,044	64,846
Resources generated by operations	**508,727**	**1,009,574**
Changes in operating assets and liabilities		
(Increase) Decrease		
Trade accounts receivable	-11,007	-84,530
Recoverable taxes and other accounts receivable	-15,675	-42,539
Recoverable taxes on assets	-29,525	-49,416
Recoverable income taxes derived from dividends	-52,800	-51,966
Increase (Decrease)		
Government concession tax	11,168	1,799
Accounts payable	-23,399	-12,325
Income tax and tax on assets	-5,849	32,113
Resources used in financing activities	**381,639**	**802,710**
Financing Activities		
Dividend Payments	-836,341	-836,341
Bank Loans	-	-
Resources utilixed for financing activities	**-836,341**	**-836,341**
Investing activities		
Fixed assets	-101,070	-182,306
Preoperating costs	-	0
Other assets	-4,707	-3,597
Resources used in investing activities	**-105,777**	**-185,903**
Cash and temporary investments		
(Decrease) Increase	-560,478	-219,533
Balance at beginning of period	1,401,711	1,060,767
Balance at end of the period	**841,232**	**841,233**

Note: These financial statements should be interpreted in light of the changes to NIFs described in the 2008 first quarter results under the heading “Recent Events”.

GAP 2Q08	Page 17 of 19

Exhibit D: Consolidated Statement of Cash Flows (in thousands of pesos):

2Q08	1H08
Operating Activities		
Income before taxes	368,919	880,710
Items that did not require (generate) resources	3,421	2,112
Retirement labor obligations	3,609	7,276
(Gain) in implicit derivatives	- 188	- 5,164
Items related to investing activities		
Depreciation and amortization	195,582	387,247
Items related to financing activities	- 44,164	- 32,439
Interest charges	7,237	17,305
Financial negotiation instruments	- 51,401	- 49,744
Resources from earnings before income tax	**523,758**	**1,237,630**
Resources generated or used in operating activities		
(Increase) Decrease in		
Accounts receivable	- 9,440	- 131,538
Recoverable taxes and other accounts receivable	1,224	- 113,111
Recoverable tax on assets	-	2,650
Recoverable income tax on dividends	- 106,029	9,469
Increase (Decrease) in		
Concession taxes	10,693	1,070
Accounts payable	- 119,904	- 220,785
Tax on assets paid	- 122,279	- 262,730
Net resources generated by operating activities	**178,022**	**522,655**
Investing activities		
Fixed assets and improvements to concession assets	- 93,395	- 141,758
Other deferred assets	- 5,549	2,619
Net resources generated by investing activities	**- 98,944**	**- 139,139**
Excess cash applied to financing activities	**79,079**	**383,516**
Financing activities		
Dividends decreed and paid	- 864,000	- 864,000
Bank loans	-	344,000
Other assets	- 33,714	- 55,143
Net resources generated by financing activities	**- 897,714**	**- 575,143**
Decrease in cash and equivalents during the period	- 818,635	- 191,626
Balance in cash and equivalents at the beginning of the period	2,053,691	1,426,682
Balance at the end of the period	**1,235,056**	**1,235,056**

The amount of investments in fixed asset and improvements to concessions during the 1H08 and that are payable reached Ps. 34.2 million.

Note: These financial statements should be interpreted in light of the changes to NIFs described in the 2008 first quarter results under the heading “Recent Events”.

GAP 2Q08	Page 18 of 19

Exhibit E: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 2Q08	Page 19 of 19

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 25, 2008